  Exhibit 99.1

BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

August 19, 2019

ITEM 3.
NEWS RELEASE

The news release dated was disseminated through ACCESSWIRE Canada Ltd. and filed on SEDAR on August 19, 2019.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Prophecy Development Corp. announced the formation of two wholly owned Canadian BC subsidiaries; Silver Elephant Mining Corp. (“Silver Elephant”) and Asia Mining Inc. (“Asia Mining”) in order to facilitate potential future spinoffs of the Company’s wholly owned Bolivian silver operation and Mongolian coal operation.

The Company also announed it has granted in aggregate, 1,685,000 incentive stock options (the “Options“), to certain directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.20 per Common share for a term of five years expiring on July 29, 2024 and vest at 12.5% per quarter for the first two years following the date of grant. As part of its continuous review, the Company cancelled a total of 1,356,000 stock options with various exercise prices.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please see the news release dated August 19, 2019, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.
OMITTED INFORMATION

None.

ITEM 8.
SENIOR OFFICER

Contact:
Rocio Echegaray, Corporate Secretary
Telephone:
(604) 569-3661
Email:
rechegaray@prophecydev.com

ITEM 9.
DATE OF REPORT

August 19, 2019